Exhibit 23.2
June 18, 2010
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
We hereby consent to the references to W.D. Von Gonten & Company, to the inclusion of our estimates of reserves contained in our reports entitled “Oasis Petroleum Estimated Reserves and Revenues SEC Pricing As of December 31, 2007” and “Oasis Petroleum Estimated Reserves and Revenues SEC Pricing As of December 31, 2008” and to the specific references to W.D. Von Gonten & Company as the independent petroleum engineering firm in the Registration Statement on Form S-1 (including any amendments thereto) filed by Oasis Petroleum Inc. with the United States Securities and Exchange Commission. We further consent to the inclusion of our letter reports dated April 8, 2010 as an appendix to the Registration Statement.
Yours truly,
W.D. VON GONTEN & CO.
By: William D. Von Gonten, Jr.
TX#73244
President